14041802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing RECEIVED OCT 2 2 2014

SEC FILE NUMBER
8- 39074

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 (MM/DD/YY) AND ENDING 03/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Nation Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408 Bell Street
(No. and Street)

Amarillo (City) Texas (State) 79109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
B. Pat Treat (806)353-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens & Francis, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 9938 (Address) Amarillo (City) Texas (State) 79105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael W. Young, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Doshier, Pickens & Francis, LLC, as of October 15, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ROBYN RICHARDSON
MY COMMISSION EXPIRES
August 6, 2016

[signature]
Signature

Partner
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of
National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2014 and 2013

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2014 and 2013

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2014 and 2013

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS
Statements of Financial Condition 3
Statements of Income 4
Statements of Stockholder's Equity 5
Statements of Cash Flows 6
Notes to the Financial Statements 7

SUPPLEMENTARY INFORMATION
Schedule I - Schedule of Computation of Net Capital, Aggregate Indebtedness, And Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1 11
Schedule II - Reconciliation Pursuant to Rule 17a-5(d)(4) 13
Schedule III - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Act 14
Schedule IV - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act 15
Schedule V - Schedule of Segregation Requirements and Funds in Segregation 16

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES EXCHANGE ACT RULE 17A-5 17

SECURITIES INVESTOR PROTECTION CORPORATION AGREED UPON PROCEDURES

Independent Auditors' Report on Applying Agreed Upon Procedures Related to the Securities Investor Protection Corporation General Assessment Reconciliation 19

General Assessment Reconciliation (Form SIPC-7) 20

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Auditors' Report

We have audited the accompanying financial statements of Great Nation Investment Corporation, a Texas Corporation, which comprise the statement of financial condition as of March 31, 2014 and 2013, and the related statements of income, stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, IV, and V has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III, IV, and V is fairly stated in all material respects in relation to the financial statements as a whole.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
October 15, 2014

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF FINANCIAL CONDITION
March 31, 2014 and 2013

	2014	2013
ASSETS		
CURRENT ASSETS		
Cash	$ 780,687	$ 773,404
Marketable securities	58,565	100,973
Receivables, fees	41,922	62,834
Receivables, other	11,500	-
Prepaid expenses	54,140	66,198
Total Current Assets	946,814	1,003,409
OTHER ASSETS		
Clearing deposit	25,000	25,000
Total Assets	$ 971,814	$ 1,028,409
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 69,065	$ 53,603
Accrued and other current liabilities	27,768	39,529
Intercompany payable - National Concord Development Corporation	236,648	160,528
Deferred deposits	119,426	129,500
Deferred fees	7,433	27,745
Deferred income tax liability	5,612	7,500
Total Current Liabilities	465,952	418,405
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(690,940)	(597,496)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	18,110	28,808
Total Stockholder's Equity	505,862	610,004
Total Liabilities and Stockholder's Equity	$ 971,814	$ 1,028,409

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2014 and 2013

	2014	2013
REVENUE		
Brokerage and other fees	$ 1,849,041	$ 2,138,830
Bond underwriting fees	329,203	487,070
Investment income	2,233	3,510
Other income	63	13
Total Revenue	2,180,540	2,629,423
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,188,083	1,454,040
Management fees	917,142	818,277
Other general and administrative	205,962	245,499
Total General and Administrative Expenses	2,311,187	2,517,816
REALIZED GAINS (LOSSES) ON SALE OF MARKETABLE SECURITIES	21,367	(83)
Income (Loss) Before Provision for Income Taxes	(109,280)	111,524
PROVISION FOR INCOME TAX (BENEFIT)	(15,836)	17,146
NET INCOME (LOSS)	(93,444)	94,378
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized gain (loss) on securities	(12,586)	19,451
Deferred income tax effect	1,888	(2,918)
Total Other Comprehensive Income (Loss)	(10,698)	16,533
COMPREHENSIVE INCOME (LOSS)	$ (104,142)	$ 110,911

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2014 and 2013

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at						
March 31, 2012	1,750	$ 35,000	$ 1,143,692	$ (691,874)	$ 12,275	$ 499,093
Net Income	-	-	-	94,378	16,533	110,911
Balance at						
March 31, 2013	1,750	35,000	1,143,692	(597,496)	28,808	610,004
Net Loss	-	-	-	(93,444)	(10,698)	(104,142)
Balance at						
March 31, 2014	1,750	$ 35,000	$ 1,143,692	$ (690,940)	$ 18,110	$ 505,862

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2014 and 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (93,444)	$ 94,378
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
(Gain) loss on sale of marketable securities	(21,367)	83
(Increase) decrease in operating assets:		
Receivables, fees	20,912	(45,628)
Receivables, other	(11,500)	-
Prepaid expenses	12,058	(1,391)
Other assets	-	2,500
Increase (decrease) in operating liabilities:		
Commissions payable	15,462	(2,484)
Accrued and other current liabilities	(11,761)	25,053
Intercompany payable	76,120	39,528
Deferred deposits	(10,074)	12,500
Deferred fees	(20,312)	10,345
Cash Provided (Used) by Operating Activities	(43,906)	134,884
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	53,714	-
Purchases of marketable securities	(2,525)	(7)
Cash Provided (Used) by Investing Activities	51,189	(7)
NET INCREASE IN CASH	7,283	134,877
CASH BALANCE AT BEGINNING OF YEAR	773,404	638,527
CASH BALANCE AT END OF YEAR	$ 780,687	$ 773,404

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2014 and 2013.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2014 and 2013.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

The Company carries investments in marketable equity and debt securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as other income and unrealized gains and losses are reflected as other comprehensive income in the Statements of Income.

Financial Instruments

The carrying values of cash, receivables, and liabilities approximate fair value due to the short maturity of these instruments.

Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net loss created an income tax benefit of $15,836 which decreased the intercompany payable for the year ended March 31, 2014. The Company increased the intercompany payable and recorded an income tax expense of $17,146 for the year ended March 31, 2013. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

The Company follows the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption of these provisions resulted in no change to stockholder's equity. As of March 31, 2014 and 2013, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Income Taxes – Continuation

The Company is required to file a consolidated Form 1120 (U.S. Corporation Income Tax Return) with the Parent which is subject to examination by the Internal Revenue Service (IRS) up to three years from the extended due date of the tax return. The tax returns for tax years ending in 2011 through 2013 are open to examination by the IRS as of March 31, 2014.

The Company is subject to a state franchise (margin) tax for the years ended March 31, 2014 and 2013. The Company is included in the combined reporting for the consolidated group. The estimated franchise tax liabilities of the Company at March 31, 2014 and 2013 of $6,200 and $4,600, respectively, were not accrued, as they were not material to these financial statements. Franchise tax for the consolidated group was paid by the Parent.

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income. Certain other expenses are directly reimbursed by the Company to the Parent.

Advertising Expense

The Company expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2014 and 2013 was $12,727 and $13,809, respectively.

Changes in Presentation

Certain balances for the year ended March 31, 2013 may have been reclassified to conform to the current year presentation with no effect on stockholder's equity.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2014 and 2013, the Company had net capital of $412,031 and $459,835 respectively, which was $312,031 and $359,835 respectively, in excess of its required minimum net capital of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2014	2013
Corporate stocks, at cost	$ 30,090	$ 58,547
Money market account	455	1,820
Cumulative unrealized gains	28,020	40,606
Market value	$ 58,565	$ 100,973

The available-for-sale securities are reported as marketable securities in the current assets of the Balance Sheets.

	2014	2013
Unrealized gains (losses) on securities	$ (12,586)	$ 19,451

Unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred tax liability at March 31, 2014 and 2013 was $5,612 and $7,500, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains (losses) on available-for-sale securities, $(12,586) and $19,451, respectively, and nondeductible expenses, $3,756 and $2,783, respectively. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2014 and 2013 are as follows:

	2014	2013
Federal		
Current taxes (benefit)	$ (15,836)	$ 17,146
Provision for income taxes (benefit)	$ (15,836)	$ 17,146

NOTE 6 - FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FASB ASC 820 applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under FASB ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. FASB ASC 820 describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Investments

At March 31, 2014 and 2013, the Company has only Level 1 marketable securities which are based on quoted market prices of $58,565 and $100,973 respectively.

Receivables

The carrying amounts of all receivables approximate their fair value.

Liabilities

The carrying amounts of all liabilities approximate their fair value.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through October 15, 2014, the date the financial statements were available to be reissued.

SUPPLEMENTARY INFORMATION

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
March 31, 2014 and 2013

	2014	2013
Total stockholder's equity	$ 505,862	$ 610,004
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	505,862	610,004
Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
B. Other (deductions) or allowable credits	-	-
Total capital and allowable subordinated liabilities	505,862	610,004
Deductions and/or charges:		
A. Non-allowable assets:		
Total receivables	53,422	62,834
Less receivables from clearing agent, less than 30 days	(27,175)	(4,781)
Prepaid expenses	54,140	66,198
Investment account balance with no PAIB agreement	3,155	4,073
Total non-allowable assets	83,542	128,324
B. Secured demand note deficiency	-	-
C. Commodity futures contracts and spot commodities - proprietary capital charges	-	-
D. Other deductions and/or charges	-	-
Total deductions and/or charges	83,542	128,324
Net capital before haircuts on securities positions	422,320	481,680
Haircuts on securities positions:		
A. Contractual securities commitments	-	-
B. Deficit in securities collateralizing secured demand notes	-	-
C. Trading and investment securities		
1. Exempt securities	10,289	21,845
Total haircuts on securities positions	10,289	21,845
Net Capital	$ 412,031	$ 459,835

Continued

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE I - COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
March 31, 2014 and 2013

Continuation

	2014	2013
Aggregate Indebtedness:		
Total liabilities from statements of financial condition (net of deferred income taxes)	$ 460,342	$ 410,905
Add:		
A. Drafts for immediate credit	-	-
B. Market value of securities borrwed for which no equivalent value is paid or credited	-	-
C. Other unrecorded amounts	-	-
Total aggregate indebtedness	$ 460,342	$ 410,905
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$ 30,691	$ 27,395
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Net capital requirement (larger of above)	$ 100,000	$ 100,000
Excess net capital	$ 312,031	$ 359,835
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 365,997	$ 418,744
Percentage aggregate indebtedness to net capital	112%	89%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A	N/A

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE II
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
March 31, 2014 and 2013

	2014	2013
Net capital per unaudited 11A Focus Report, as reported March 31, 2014 and 2013	$ 412,031	$ 459,835
Net capital, per Schedule I	$ 412,031	$ 459,835

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE III - COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES EXCHANGE ACT
March 31, 2014 and 2013

No reserve requirement is required since the Company, as an introducing broker/dealer, cleared all transactions with and for its institutional customers on a fully disclosed basis with a clearing correspondent broker/dealer which carries all of the institutional customer accounts and maintains and preserves books and records pertaining to such transactions as are customarily made and kept by a clearing broker/dealer pursuant to the (k)(2)(ii) exemption under Rule 15c3-3 of the Securities Exchange Act of 1934. The conditions of exemption from Rule 15c3-3 were being complied with at March 31, 2014 and 2013, and during the years then ended.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE IV - INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES EXCHANGE ACT
March 31, 2014 and 2013

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SCHEDULE V - SCHEDULE OF SEGREGATION REQUIREMENTS
AND FUNDS IN SEGREGATION
March 31, 2014 and 2013

The Company has no segregation requirements for funds in segregation since the Company, as an introducing broker/dealer, does not carry security accounts for customers or perform custodial functions relating to customer securities and is exempt pursuant to the (k)(2)(ii) exemption under Rule 15c3-3.

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Auditors' Report
On Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements of Great Nation Investment Corporation (the Company) as of and for the year ended March 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *material weakness* is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis. We identified one deficiency in internal control that we consider to be a material weakness as discussed below.

The Company's accounting personnel recorded the cash receipts and disbursements and prepared certain adjusting entries as needed for the preparation of financial statements for year ended March 31, 2014. But the Company's accounting personnel did not have sufficient expertise and accounting knowledge to provide financial statements including full note disclosures without some consultation and assistance from the auditor. The Company did recognize the possible misstatements and asked for guidance in their preparation of the needed adjusting entries. We determined that this would be a material weakness in internal controls over preparation of financial statements.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance. The deficiency discussed above was deemed to be a material weakness and no other significant deficiencies were identified.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
October 15, 2014

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800 P.O. Box 9938
Amarillo, TX 79105-5938 806.373.3011
Fax: 806.376.8126 www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Accountants' Report on Applying Agreed-Upon Procedures

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2014, which were agreed to by Great Nation Investment Corporation (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Agreed the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and copies of checks, noting no differences;

2) Agreed the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Noted no overpayment applied to the current assessment on the Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
October 15, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 03/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

039074
GREAT NATION INVESTMENT CORP
PO BOX 7566
AMARILLO TX 79114-7566

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 4147

B. Less payment made with SIPC-6 filed (exclude interest) (4118)
10/25/14, 05/05/14
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 29

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 29

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 29

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GREAT NATION INVESTMENT CORP
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 29 day of MAY , 20 14 .

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/2013
and ending 03/31/214

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,189,321
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	520,384
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	8,781
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	1,258
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	530,423
2d. SIPC Net Operating Revenues	$1,658,898
2e. General Assessment @ .0025	$4,147
	(to page 1, line 2.A.)